EXHIBIT 99.1

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, unless stated otherwise)

	March 31, 2025	September 30, 2024
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash	$1,780,760	$808,915
Restricted cash	66,490	147,119
Accounts receivable, net	1,937,232	2,112,682
Inventories	375,230	5,840
Contract assets, net	4,686,136	3,270,627
Contract fulfilment costs, net	—	2,441,995
Advance to suppliers	42,753	81,823
Other receivables, net	151,408	201,652
Deferred IPO costs	861,698	843,099
TOTAL CURRENT ASSETS	9,901,707	9,913,752

Property and equipment, net	132,663	127,827
Right-of-use assets – operating leases	53,278	71,836
Restricted cash – non-current	128,157	201,280
Contract assets, net – non-current	1,013,309	1,000,672
Prepayments for fixed assets	600,596	124,953
Software, net	94,359	110,791
Deferred tax assets	301,890	271,482
TOTAL NON-CURRENT ASSETS	2,324,252	1,908,841
TOTAL ASSETS	12,225,959	11,822,593

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans	2,487,357	1,859,610
Current portion of long-term loans	787,450	—
Operating lease liabilities – current	35,421	34,515
Contract liabilities	76,674	512,171
Accounts payable	1,849,268	1,865,458
Other payables and accrued liabilities	840,656	695,788
Due to shareholders	351,141	56,778
Taxes payable	1,647,183	1,802,390
TOTAL CURRENT LIABILITIES	8,075,150	6,826,710

NON-CURRENT LIABILITIES
Long-term loans	177,176	569,995
Operating lease liabilities – non-current	19,841	41,425
TOTAL NON-CURRENT LIABILITIES	197,017	611,420
TOTAL LIABILITIES	8,272,167	7,438,130

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.000001 par value, 49,000,000,000 shares authorized, 5,500,000 shares issued and outstanding as of March 31, 2025 and September 30, 2024, respectively*	6	6
Preference shares, $0.000001 par value, 1,000,000,000 shares authorized, no shares issued and outstanding as of March 31, 2025 and September 30, 2024, respectively*	—	—
Additional paid in capital	2,860,566	2,860,566
Statutory reserves	186,225	186,225
Accumulated profits	1,150,922	1,519,737
Accumulated other comprehensive loss	(243,927)	(182,071)
TOTAL SHAREHOLDERS’ EQUITY	3,953,792	4,384,463

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$12,225,959	$11,822,593

* Shares and per share data are presented on a retroactive basis to reflect the reorganization (Note 1) and the Share Subdivision, Re-designation and the share surrender effected on November 3, 2023 (Note 11).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE (LOSS) INCOME

(In U.S. dollars, unless stated otherwise)

	For the Six Months Ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Revenues	$8,748,945	$2,858,544
Cost of revenues	(8,260,142)	(2,032,050)
GROSS PROFIT	488,803	826,494

OPERATING EXPENSES
Selling expenses	(12,487)	(20,917)
General and administrative expenses	(812,848)	(209,573)
TOTAL OPERATING EXPENSES	(825,335)	(230,490)

(LOSS) INCOME FROM OPERATIONS	(336,532)	596,004

OTHER EXPENSE
Interest expenses, net of interest income	(57,566)	(67,109)
Other finance cost	(7,016)	(3,851)
Other expense, net	(1,770)	—
Total other expense, net	(66,352)	(70,960)

(LOSS) INCOME BEFORE INCOME TAXES	(402,884)	525,044

INCOME TAXES BENEFITS (PROVISION)	34,069	(137,384)

NET (LOSS) INCOME	(368,815)	387,660

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(61,856)	24,166

COMPREHENSIVE (LOSS) INCOME	$(430,671)	$411,826

(Loss) earnings per share
Basic and diluted*	$(0.07)	$0.07

Weighted average number of shares outstanding
Basic and diluted*	5,500,000	5,500,000

* Shares and per share data are presented on a retroactive basis to reflect the reorganization (Note 1) and the Share Subdivision, Re-designation and the share surrender effected on November 3, 2023 (Note 11).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, unless stated otherwise)

						Accumulated
	Ordinary		Additional		Accumulated	Other
	Shares*		Paid	Statutory	Profits	Comprehensive
	Shares	Amount	in Capital	Reserve	(Deficits)	(Loss) Income	Total
Balance as of September 30, 2023	5,500,000	$6	$2,604,328	$74,492	$668,730	$(301,716)	$3,045,840

Net income for the period	—	—	—	—	387,660	—	387,660
Appropriation to statutory reserve	—	—	—	38,996	(38,996)	—	—
Shareholder’s contribution	—	—	89,738	—	—	—	89,738
Foreign currency translation adjustments	—	—	—	—	—	24,166	24,166
Balance as of March 31, 2024 (unaudited)	5,500,000	$6	$2,694,066	$113,488	$1,017,394	$(277,550)	$3,547,404

Balance as of September 30, 2024	5,500,000	$6	$2,860,566	$186,225	$1,519,737	$(182,071)	$4,384,463
Net loss for the period	—	—	—	—	(368,815)	—	(368,815)
Foreign currency translation adjustments	—	—	—	—	—	(61,856)	(61,856)
Balance as of March 31, 2025 (unaudited)	5,500,000	$6	$2,860,566	$186,225	$1,150,922	$(243,927)	$3,953,792

* Shares and per share data are presented on a retroactive basis to reflect the reorganization (Note 1) and the Share Subdivision, Re-designation and the share surrender effected on November 3, 2023 (Note 11).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, unless stated otherwise)

	For the Six Months Ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(368,815)	$387,660
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	19,301	17,943
Amortization	12,828	4,771
Provision for (recovery of) credit losses	128,917	(210,256)
Provision for impairment losses	1,994	3,830
Deferred tax (benefits) provision	(39,494)	41,685
Non-cash operating lease expense	19,583	19,649
Changes in operating assets and liabilities:
Accounts receivable	26,495	48,539
Contract fulfilment costs	2,367,999	(541,384)
Inventories	(370,906)	(148,925)
Contract assets	(1,625,078)	1,092,396
Other receivables	45,139	65,261
Advance to suppliers	36,504	(378,516)
Operating lease liabilities	(21,575)	(19,982)
Accounts payable	45,437	(1,048,439)
Contract liabilities	(420,121)	961,189
Other payables and accrued liabilities	167,375	204,484
Taxes payable	(96,165)	(52,752)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(70,582)	447,153

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(509,860)	—
Purchases of a software	—	(80,999)
NET CASH (USED IN) INVESTING ACTIVITIES	(509,860)	(80,999)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments for deferred IPO costs	(18,600)	—
Repayments of shareholder loans	—	(32,057)
Proceeds from shareholder loans	351,941	—
Proceeds from bank loans and third-party loans	2,086,906	2,044,710
Repayments of bank loans and third-party loans	(980,528)	(2,072,088)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	1,439,719	(59,435)

EFFECT OF CHANGES OF FOREIGN EXCHANGE RATES ON CASH AND RESTRICTED CASH	(41,184)	3,758
NET INCREASE IN CASH AND RESTRICTED CASH	818,093	310,477
CASH AND RESTRICTED CASH, BEGINNING OF THE PERIOD	1,157,314	414,619
CASH AND RESTRICTED CASH, END OF THE PERIOD	$1,975,407	$725,096

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	$112,160	$—
Cash paid for interests	$57,566	$67,109

SUPPLEMENTAL NON-CASH FINANCING INFORMATION:
Capital contributed by shareholders*	$—	$89,738
Deferred costs related to initial public offering*	$—	$(89,738)

The following table provides a reconciliation of cash and restricted cash reported within the Condensed Consolidated Balance Sheets that sum to the total of the same amounts shown in the Condensed Consolidated Statements of Cash Flows:
Cash	$1,780,760	$16,482
Restricted cash	194,647	708,614
Total cash and restricted cash shown in the Condensed Consolidated Statements of Cash Flows	$1,975,407	$725,096

* Pursuant to a share subscription agreement entered into by the Company and Emerald Investments International, LLC, the payment of capital contribution will be settled by waiver of shareholder loans provided by Emerald Investments International, LLC to the Company for its IPO cost.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 1– Nature of business and organization

WF International Limited (“WF”), an exempted company with limited liability, was incorporated on March 2, 2023, under the laws of the Cayman Islands. WF has no substantive operations other than holding all of the outstanding shares of its subsidiaries. WF and its subsidiaries are hereafter referred as the “Company”.

The Company, through its wholly owned subsidiaries in the People’s Republic of China (“China” or the “PRC”), engages in the provision of supply, installation, fitting-out and maintenance services for heating, ventilation, and air conditioning (“HVAC”) system, fresh air ventilation system, and floor heating systems for large-scaled commercial projects and commercial real estate development clients that offer high-end fully furnished homes.

Organization and Reorganization

WF completed the following organization and reorganization under common control of it then existing shareholders, who collectively owned majority of the share capital of WF prior to the reorganization.

On March 22, 2023, WF established Shan You International Group Limited (“Shanyou HK”) under the laws of the Hong Kong. Shanyou HK is a holding company and has no substantive operations.

On April 28, 2023, Shanyou HK established Sichuan Shanyou Zhiyuan Business Information Consulting Co., Ltd. (“WFOE” or “Sichuan Shanyou”) under the laws of the PRC. WFOE is also a holding company and has no substantive operations.

On May 8, 2023, WFOE completed the acquisition of 5% of the equity interests in Chengdu Shanyou HVAC Engineering Co., Ltd. (“Shanyou HVAC”) in a consideration of approximately RMB 0.5 million (approximately $68,000) pursuant to an equity transfer agreement. The consideration for the above transfer was determined with reference to the net asset value of Shanyou HVAC as of March 31, 2023. Shanyou HVAC was established on June 3, 2009 under the laws of the PRC and conducts substantially all of the Company’s operations.

On May 22, 2023, the Company entered into a share subscription agreement with the then existing shareholders of Shanyou HVAC, pursuant to which WF issue an aggregate of 70,000 ordinary shares to the then existing shareholders in a consideration of RMB12.1 million (approximately $1.7 million). The consideration was determined with reference to the net asset value of Shanyou HVAC as of May 22, 2023.

On May 22, 2023, the Company entered into a share subscription agreement, pursuant to which WF issue an aggregate of 30,000 ordinary shares to Emerald Investments International, LLC in a consideration of $816,000. The consideration for the above transfer was agreed between the parties on an arm’s length basis and determined with reference to the net asset value of the Company as of September 30, 2022. The payment of consideration will be settled by waiver of shareholder loans provided by Emerald Investments International, LLC to the Company for its IPO cost.

On May 29, 2023, WFOE completed the acquisition of 95% of the equity interests in Chengdu Shanyou HVAC in a consideration of RMB11.6 million (approximately $1.6 million) pursuant to an equity transfer agreement. The consideration was determined with reference to the net asset value of Shanyou HVAC as of May 22, 2023. Upon completion of the acquisition, Shanyou HVAC became the wholly owned subsidiary of WFOE.

Before and after reorganization, the Company, together with its subsidiaries (as indicated above), was effectively controlled by the majority shareholders, and therefore the reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

As part of the reorganization which took place for the purposes of the offering, in November, 2023, the shareholders of the Company and the Board of Directors of the Company approved a subdivision of each of the issued and unissued shares with a par value of US$0.0001 each into 100 shares with a par value of US$0.000001 each, such that immediately following the Share Subdivision, the authorized share capital of the Company became US$50,000 divided into 50,000,000,000 ordinary shares of par value US$0.000001 each, and the issued and outstanding number of ordinary shares became 10,000,000. Upon completion of the Share Subdivision, 1,000,000,000 authorized but unissued ordinary shares with a par value of US$0.000001 each were re-designated and re-classified as 1,000,000,000 preference shares with a par value of US$0.000001 each (the “Re-designation”), such that immediately following the Re-designation, the authorized share capital of the Company became US$50,000 divided into (i) 49,000,000,000 ordinary shares of a par value of US$0.000001 each and (ii) 1,000,000,000 preference shares of a par value of US$0.000001 each.

Following the Share Subdivision and Re-designation and on the same day, the shareholders of the Company surrendered an aggregate of 4,500,000 ordinary shares with a par value of US$0.000001 to the Company for no consideration, with the shareholding ratio among the shareholders remaining unchanged. Following the share surrender, the issued and outstanding number of ordinary shares became 5,500,000.

The accompanying unaudited condensed consolidated financial statements reflect the activities of WF and each of the following entities:

Name	Background	Ownership
Shan You International Group Limited	· A Hong Kong company · Incorporated on March 22, 2023 · A holding company	100% owned by WF
Sichuan Shanyou Zhiyuan Business Information Consulting Co., Ltd.	· A PRC limited liability company · Incorporated on April 28, 2023 · Registered capital of RMB1,000,000 (approximately $0.2 million) · A holding company	100% owned by Shanyou HK
Chengdu Shanyou HVAC Engineering Co., Ltd.	· A PRC limited liability company
· Incorporated on June 3, 2009
· Registered capital of RMB12,000,000 (approximately $1.9 million)
	· Supply, installation, fitting-out and maintenance services for HVAC systems, fresh air ventilation systems, floor heating systems and water purification systems	100% owned by WFOE
WF International Nevada LLC (“WF Nevada”)	· A US limited liability company · Incorporated on December 27, 2023 · A holding company	100% owned by WF
Chengdu Wufang Boyuan Innovation Technology Co., Ltd. (“Wufang Boyuan”)	· A PRC limited liability company · Incorporated on April 25, 2025 · Registered capital of RMB50,000,000 (approximately $6.9 million) · A holding company	100% owned by WF Nevada

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (the “SEC”) and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The financial information in this unaudited condensed consolidated financial statement should be read in conjunction with the audited financial statements and the notes thereto, included in the 20-F for the fiscal years ended September 30, 2024 and 2023.

Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All transactions and balances among WF and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which WF directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of estimates and assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities on the balance sheet date and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates reflected in the Company’s consolidated financial statements include the budget cost used for contract fulfilment costs and accrued contract costs calculation, the discount rate used for right-of-use assets and lease liabilities calculation, the useful lives of property and equipment and software, impairment of long-lived assets, impairment of contract fulfilment costs, allowance for credit losses for accounts receivables and contract assets, deferred tax assets and uncertain tax position, and other provisions and contingencies. Despite the fact that the Company determined there are no critical accounting estimates, the most significant estimates relate to the budget costs used for contract fulfilment costs and accrued contract costs calculation, and allowance for credit losses for accounts receivables and contract assets.

Budget costs

Budget costs are prepared by the Company on the basis of quotations from time to time provided by the major suppliers and subcontractors involved and the experience of management. In order to keep the budget costs accurate and up to date, the Company’s management conducts reviews at each period end of the budget costs by comparing the budget amounts to the actual amounts incurred, and updates budget costs based on actual amount incurred on a quarterly basis.

Allowance for credit losses

The Company considered various factors, including nature, historical collection experience, the age of the accounts receivable balances and the contract assets, credit quality and specific risk characteristics of its customers, current economic conditions, forecasts of future economic conditions, reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company have adopted loss rate method and individual specific valuation method to calculate the credit loss and considered the relevant factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate. For accounts receivable and contract assets, the Company uses the loss rate method, which is a combination of historical rate method and adjustment rate method, to estimate the credit loss. For accounts receivable aged over one year, accounts receivable and contract assets with evidence of credit deterioration, and overdue retainage receivable, the Company uses the individual specific valuation method to estimate the credit loss.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Company believes that the estimates utilized in preparing its unaudited condensed consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future financial statements will be affected.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company’s subsidiaries in China conducts their businesses in the local currency, Renminbi (RMB), as its functional currency. The Company’s subsidiary in Hong Kong conducts its business in the local currency, Hong Kong dollar, as its functional currency. In general, for consolidation purposes, assets and liabilities of the Company’s subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive (loss) income with in the statements of shareholders’ equity. Cash flows are also translated at average translation rates for the periods; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Translation adjustments included in accumulated other comprehensive loss amounted to $243,927 and $182,071 as of March 31, 2025 and September 30, 2024, respectively. The balance sheet amounts, with the exception of shareholders’ equity on March 31, 2025 and September 30, 2024 were translated at 7.2567 RMB and 7.0176 RMB to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the six months ended March 31, 2025 and 2024 were 7.2308 RMB and 7.2064 RMB to $1.00, respectively.

Cash

Cash comprises cash at banks and on hand, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. WFOE and its subsidiary Shanyou HVAC (collectively, the “PRC Subsidiaries”) maintains all bank accounts in PRC. Cash balances in bank accounts in PRC are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to RMB500,000 per depositor per Scheme member, including both principal and interest.

Restricted cash

Restricted cash represents required cash deposits as collateral for letter of guarantee issued by banks to secure performance-related contingent obligations, such as quality claim deductibles. The Company is required to keep amounts equal to 3%-10% of the total amounts of the contracts to be performed on deposits that are subject to withdrawal restriction with a fixed maturity period of 8-33 months.

Accounts receivable, net

Accounts receivable includes receivables mainly from customers that represent processing revenues earned but not yet collected. Accounts receivable, net are initially measured at fair value and subsequently measured at their amortized cost less allowance for expected credit losses.

Contract assets and contract liabilities

Contract assets include amounts due under retainage provisions and revenue recognized in excess of amounts billed.

Retainage receivable represents amounts invoiced to customers where payments have been partially withheld as a form of security until contractual provisions are satisfied. Retainage agreements vary from project to project and balances could be outstanding for up to five years.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Revenue recognized in excess of amounts billed represents the excess of contract revenue over the amount of cumulative contract billings to date. Certain of our contracts contain provisions whereby a portion of the revenue earned is withheld from payment as a form of security until contractual provisions are satisfied.

Contract assets have billing term with unconditional right to be billed beyond one year are classified as non-current assets.

Contract liabilities consist of payment received from customers in excess of revenue recognized.

Contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

As of March 31, 2025 and September 30, 2024, the contract liabilities balance is classified as current based on the timing of when we expect to complete the tasks required for the recognition of revenue.

Contract fulfilment costs

Contract fulfilment costs related directly to costs to fulfill a specific project incurred to date. When determining the appropriate accounting treatment for the costs incurred to fulfil a contract, the Company applies the following criteria which, if met, result in capitalization: (i) the costs directly relate to a contract or to a specifically identifiable anticipated contracts; (ii) the costs generate or enhance resources of the entity that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; (iii) the costs are expected to be recovered. The assessment of this criteria requires the application of judgment, in particular when considering if costs generate or enhance resources to be used to satisfy future performance obligations and whether costs are expected to be recoverable. The Company has determined that, where the relevant specific criteria are met, the costs directly relate to system installation projects are likely to qualify to be capitalized as contract fulfilment costs.

The Company utilizes contract fulfilment costs to cost of revenue over the expected contract period using a systematic basis that mirrors the pattern in which the Company transfers control of the services to the customers.

A contract fulfilment costs is derecognized either when it is disposed of or when no further economic benefits are expected to flow from its use or disposal.

At each reporting date, the Company determines whether or not the contract fulfilment costs are impaired by comparing the carrying amount of the assets to the remaining amount of consideration that the Company expects to receive less the costs that relate to providing services under the relevant contract.

As of March 31, 2025 and September 30, 2024, the contract fulfilment costs were nil and $2,441,995, respectively. During the six months ended March 31, 2025 and 2024, cost of revenues recognized that was included in contract fulfilment costs as of October 1, 2024 and 2023 were amounted to $2,366,210 and $312,376, respectively.

Allowance for credit losses

Allowance for credit losses represents management’s best estimate of probable losses inherent in the portfolio. Commencing October 1, 2020, the Company adopted ASC 326, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Under ASU 2016-13, the Company has exposure to credit losses for financial assets including accounts receivable and contract assets. The Company considered various factors, including nature, historical collection experience, the age of the accounts receivable balances and the contract assets, credit quality and specific risk characteristics of its customers, current economic conditions, forecasts of future economic conditions, reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company have adopted loss rate method and individual specific valuation method to calculate the credit loss and considered the relevant factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate. For accounts receivable aged less than one year and non-overdue contract assets, the Company uses the loss rate method, which is a combination of historical rate method and adjustment rate method, to estimate the credit loss. For accounts receivable aged over one year, accounts receivable and contract assets with evidence of credit deterioration, and overdue retainage receivable, the Company uses the individual specific valuation method to estimate the credit loss.

Financial assets are presented net of the allowance for credit losses in the Consolidated Balance Sheets. The measurement of the allowance for credit losses is recognized through current expected credit loss expense. Current expected credit loss expense is included as a component of general and administrative expenses in the consolidated statements of operations and comprehensive (loss) income. Write-offs are recorded in the period in which the asset is deemed to be uncollectible. As of March 31, 2025 and September 30, 2024, the allowance for accounts receivable was $152,868 and $75,931, respectively, and the allowance of contract assets was $67,237 and $17,414, respectively.

Inventories

Inventories, primarily consisting of the equipment procured by the Company for direct sale, are stated at the lower of cost or net realizable value. The cost of inventories is calculated using the specific identification method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products. During the six months ended March 31, 2025 and 2024, cost of revenues recognized that was included in inventories as of October 1, 2024 and 2023 amounted to nil and $16,360, respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Useful Life
Automobiles	10 years
Leasehold improvement	Over shorter of the lease term and the remining useful life

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive (loss) income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. The Company has obtained a software with the useful life of 5 years. The Company amortizes the cost of the intangible assets over their useful life using the straight-line method. Amortization expense was $12,828 and $4,771 for the six months ended March 31, 2025 and 2024, respectively.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Deferred IPO costs

The Company complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs – SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Deferred IPO costs consist of underwriting, legal, accounting and other professional expenses incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to shareholders’ equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, or to the extent that a cost will be incurred a second time or will not provide a future benefit, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Impairment for long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The Company’s financial instruments include cash, restricted cash, accounts receivable, other receivables excluding security deposits, contract assets and liabilities, accounts payable, other payables and accrued liabilities, bank and third-party loans, amounts due to shareholders, and lease liabilities. The carrying amounts of these financial instruments approximate their fair values due to the short-term nature of these instruments. For lease liabilities, fair value approximates their carrying value at the period/year end as the interest rates used to discount the contracts approximate market rates. The carrying amount of the long-term bank and third-party loan approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of March 31, 2025 and September 30, 2024.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Revenue recognition

The Company follows the revenue accounting requirements of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Accounting Standards Codification (“ASC”) 606”). The core principle underlying the revenue recognition of this ASU allows the Company to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Company applies five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration is probable of substantially collection.

Performance obligations satisfied over time

The duration of the Company’s system installation project contracts ranges from one year to three years. Revenue of system installation project contracts are generally recognized based on direct measurements of the value transferred to the customer because of continuous transfer of control to the customer and the Company has the right to bill the customer as costs are incurred. The performance obligation includes the HAVC system, heating system and equipment that the Company sells as well as the continuous system installation to be performed. Typically, revenue is recognized over time using an output method to measure progress. Output method recognizes revenues on the basis of direct measurements of the value to the customer of the goods or services transferred to date relative to the remaining goods or services promised according to the contract milestones. Any expected losses on construction-type contracts in progress are charged to earnings, in total, in the period the losses are identified. Contract costs include all direct equipment, materials and labor costs and those indirect costs related to contract performance, such as indirect labor and supplies. Contract modifications that extend or revise contract terms generally result in recognizing the impact of the revised terms prospectively over the remaining life of the modified contract (i.e., effectively like a new contract).

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Part of the Company’s process of identifying whether there is a contract with a customer is to assess whether it is probable that the Company will collect substantially all the consideration to which it will be entitled in exchange for goods or services that will be transferred to the customer. In assessing it is probable that the Company will collect substantially all the consideration, the Company considered the following:

1)	Customary business practice and its knowledge of the customer

The Company procures contracts from large construction companies or government-owned construction companies that are responsible for constructing HAVC or heating systems projects. Historically, the collections from government-owned companies or large construction companies of their accounts receivable for such services did not result in any significant write-down. As a result, the Company believes it will collect substantially all its considerations.

2)	Payment terms

The Company’s contract with the customer has payment terms specified based upon completion of certain conditions. The payment terms usually include, but are not limited to, the following billing stages: 1) signing of the purchase and installation contract, 2) arrival of purchased equipment, 3) equipment acceptance, 4) proportional equipment installation completed, 5) project completion, and 6) expiration of warranty. As the Company’s customers are required to pay the Company at different billing stages over the contract period, as such, the Company believes the progress payments limit the Company’s exposure to credit risk and that the Company would be able to collect substantially all the consideration gradually at different stages.

The installation revenues and sales of HVAC and heating systems are combined and considered as one performance obligation. The promises to transfer the equipment and installation are not separately identifiable, which is evidencing by the fact that the Company provides a significant service of integrating the goods and services into one system for which the customer has contracted. The Company currently does not have any modification of contract and the contract currently does not have any variable consideration. The transaction price is clearly identifiable within the Company’s sales and installation contracts in the performance obligation of the Company’s equipment and system component and installation revenues.

The Company recognized its costs of revenue using the percentage of completion method that mirrors the revenue recognized based on the milestone achieved. Output method recognizes revenues on the basis of direct measurements of the value to the customer of the goods or services transferred to date relative to the remaining goods or services promised according to the contract milestones. The Company has a long history in air conditioning installation and therefore has the ability to reasonably estimate the costs incurred and those expected to be incurred based on the progress of the works completed to date relative to the total progress.

Furthermore, the system installation projects normally include assurance-type warranties that the Company’s performance is free from material defect and consistent with the specifications of the Company’s contracts, which do not give rise to a separate performance obligation. To the extent the warranty terms provide the customer with an additional service, such as extended maintenance services, such warranty is accounted for as a separate performance obligation even though it is embedded in the system and installation sale contract, which is generally between one to five years after installation.

The Company has no obligations for returns, refund or similar obligations of its system installation projects.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Performance obligations satisfied at a point in time

Revenue from sales of products requires the Company to deliver equipment on a one-time basis or based upon customers’ delivery notice during a contingent specified period, which is generally one year or less. The sales contracts are with one obligation to perform which is satisfied at a point in time. It is the point in time when the equipment is delivered and accepted by customers. The control of equipment, which include air-conditioners (equipment in HVAC systems) and water heating boilers (equipment in floor heating systems) are transferred to the customers at the point that customers accept the products in accordance with ASC 606-10-25:27 for the following reasons: (1) the customers do not control the products during the shipping process; (2) the customers could not receive and consume the benefits provided by the products until they are accepted by the customer, also the customers do specify certain elements of the products, but there do not create a practical or contractual restriction on the Company’s ability to transfer the products to another customer. The Company is able to redirect the products to another customers at little or no additional cost and therefore it has an alternative use to the Company; (3) the Company does not have an enforceable right to payment for performance completed to date.

In general, the Company controls the products as it has the obligation to (i) fulfill the products delivery and (ii) bear any inventory risk as legal owners. In addition, when establishing the selling prices for delivery of the resale products, the Company has control to set its selling price to ensure it would generate profit for the products delivery arrangements. The Company believes that all these factors indicate that the Company is acting as a principal in this transaction. As a result, revenue from the sales of products is presented on a gross basis.

Revenue is presented in the consolidated statements of operations and comprehensive (loss) income net of sales taxes. The Company does not offer rights of refund of previously paid or delivered amounts, rebates, rights of return after acceptance or price protection. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs of equipment are expensed in the period in which they are incurred.

Revenue from other services mainly include installation, maintenance and repair services which are outside of the contract of system installation projects or products sales. The duration of the service is usually less than one month. The Company recognizes the revenue from services at the point of time when the service is completed and accepted by the customers. Historically, the revenue from these services has been immaterial.

The Company’s disaggregate revenue streams are summarized and disclosed in Note 14.

The Company has no material incremental costs of obtaining contracts with customers and did not have any amortization expense.

Value added taxes (“VAT”)

Revenue represents the invoiced value of products or service, net of VAT. The VAT is based on gross sales price and VAT rates range from 3% to 13% depending on the type of products sold or services provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Income taxes

The Company accounts for income taxes in accordance with ASC 740. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. Income tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2020 to 2024 are subject to examination by any applicable tax authorities.

Other finance costs

Other finance costs represented costs directly associated with the Company’s loans and factoring activities, including guarantee fees, agent fees for factorings and service fees charged by banks. All other finance costs are expensed as incurred.

Comprehensive (loss) income

Comprehensive income (loss) consists of two components, net (loss) income and other comprehensive (loss) income. Other comprehensive (loss) income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive (loss) income consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

(Loss) earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net (loss) income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended March 31, 2025 and 2024, there were no dilutive shares.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $62,095 and $71,866 for the six months ended March 31, 2025 and 2024, respectively.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulated loss. As of March 31, 2025 and September 30, 2024, statutory reserves were $186,225 and $186,225, respectively.

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable, and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities (ii) the Company’s management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities. Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Lease

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842), which requires lease assets and liabilities to be recorded on the balance sheet. The Company adopted this ASU and related amendments as of October 1, 2020 under the modified retrospective approach and elected to early adopt the following lease policies in conjunction with the adoption of ASU 2016-02: the Company elected to apply the package of practical expedients for existing arrangements entered into prior to October 1, 2020 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Company determines whether an arrangement constitutes a lease at inception and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Company measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, as the rates implicit in its leases are not determinable. The Company’s incremental borrowing rate is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing rent expense when the lessor makes the underlying asset available to the Company. The Company has elected not to recognize right-of-use assets and lease obligations for its short-term leases, which are defined as leases with an initial term of 12 months or less.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected to take advantage of the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In July 2023, the FASB issued ASU 2023-03, “Presentation of Financial Statement (Topic 205), Income Statement - Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation - Stock Compensation (Topic 718)”, to amend various SEC paragraphs in the Accounting Standards Codification to reflect the issuance of SEC Staff Accounting Bulletin No. 120, among other things. The ASU does not provide any new guidance so there is no transition or effective date associated with it. The Company is currently assessing the impact of adopting ASU 2023-03 on the unaudited condensed consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, that would enhance disclosures for significant segment expenses for all public entities required to report segment information in accordance with ASC 280. ASC 280 requires a public entity to report for each reportable segment a measure of segment profit or loss that its chief operating decision maker (“CODM”) uses to assess segment performance and to make decisions about resource allocations. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more useful financial analyses. Currently, Topic 280 requires that a public entity disclose certain information about its reportable segments. For example, a public entity is required to report a measure of segment profit or loss that the CODM uses to assess segment performance and make decisions about allocating resources. ASC 280 also requires other specified segment items and amounts such as depreciation, amortization and depletion expense to be disclosed under certain circumstances. The amendments in ASU 2023-07 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in ASU 2023-07 retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact of adopting ASU 2023-07 on the unaudited condensed consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. ASU 2023-09 is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. Early adoption is permitted. A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of this standard on the unaudited condensed consolidated financial statements and related disclosures.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive income (loss) and statements of cash flows.

Note 3 – Accounts receivable, net

Accounts receivable, net, consist of the following:

	March 31, 2025	September 30, 2024
	(Unaudited)
Accounts receivable - third parties	$2,090,100	$2,188,613
Less: allowance for credit losses	(152,868)	(75,931)
Total accounts receivable, net	$1,937,232	$2,112,682

Movements of allowance for credit losses are as follows:

	March 31, 2025	September 30, 2024
	(Unaudited)
Beginning balance	$75,931	$302,084
Addition (reversal)	79,724	(231,966)
Exchange rate effect	(2,787)	5,813
Ending balance	$152,868	$75,931

Note 4 – Contract assets/(liabilities)

The Company’s contract assets are divided into two parts, including retainage receivables and revenue recognized in excess of amounts billed.

Contract liabilities represent payment received from customers in excess of revenue. Contract liabilities increase as the Company advanced payments from customers on certain contracts. Contract liabilities decrease as the Company recognizes revenue from the satisfaction of the related performance obligation. The changes in contract liabilities relate to fluctuations in the timing of customer payment and completion of performance obligations.

The amounts as included in contract assets/(liabilities) consisted of the following:

	March 31, 2025	September 30, 2024
	(Unaudited)
Contract assets:
Retainage receivables	$1,746,874	$1,727,841
Revenue recognized in excess of amounts billed	4,019,808	2,560,872
Total contract assets	5,766,682	4,288,713

Less: allowance for credit losses	(67,237)	(17,414)
Total contract assets, net	5,699,445	4,271,299
Contract assets, current	4,686,136	3,270,627
Contract assets, non-current	$1,013,309	$1,000,672

Contract liabilities:
Payment received from customers in excess of revenue recognized	$(76,674)	$(512,171)

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Information about revenue recognized that was included in contract liabilities as of October 1, 2024 and 2023:

	For the Six Months ended March 31
	2025	2024
	(Unaudited)	(Unaudited)
Payment received from customers in excess of revenue recognized	$(486,554)	$(20,378)

Note 5 – Property and equipment, net

Property and equipment, net, consist of the following:

	March 31, 2025	September 30, 2024
	(Unaudited)
Automobiles	$75,812	$49,151
Leasehold improvement	154,416	159,678
Subtotal	230,228	208,829
Less: accumulated depreciation	(97,565)	(81,002)
Property and equipment, net	$132,663	$127,827

Depreciation expense for the six months ended March 31, 2025 and 2024 amounted to $19,301 and $17,943, respectively.

Note 6 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	March 31, 2025	September 30, 2024
	(Unaudited)
Other payables	392,536	219,346
Salary payables	448,120	476,442
Total other payables and accrued liabilities	$840,656	$695,788

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 7 – Related party balances and transactions

Related party balances

Due to the shareholders

Name of Related Party	Relationship	Nature of Transaction	March 31, 2025	September 30, 2024
			(Unaudited)
Ke Chen	Principal shareholder, Chief Executive Officer and director of the Company	Shareholder loans	$62,196	$18,424
Ni Jiang	Principal shareholder, chairwoman of the Company	Shareholder loans	288,945	38,354
Total			$351,141	$56,778

The amounts due to the shareholders were unsecured, interest-free and repayable on demand.

Lease liability- a related party

Name of Related Party	Relationship	Nature of Transaction	March 31, 2025	September 30, 2024
			(Unaudited)
Ke Chen	Principal shareholder, Chief Executive Officer and director of the Company	Lease	$55,262	$75,940

Related party transactions

Loan guarantee provided by related parties

As of March 31, 2025 and September 30, 2024, Ke Chen and Jinshan Yao provided guarantees for the Company’s bank loans for up to $1,390,439 and $1,437,814, respectively, and for counter guarantee to Chengdu Small Enterprise Financing Guarantee Co., Ltd. in relation to the Company’s bank loans amounted to $275,607 and $284,998, respectively.

As of March 31, 2025 and September 30, 2024, Ke Chen provided guarantees for the Company’s loans borrowed from an independent third party amounted to $413,411 and $ nil, respectively.

Pledges provided by related parties

As of March 31, 2025, two real estate properties owned by Jinshan Yao and Ke Chen’s immediate family were pledged to Bank of Chengdu for the Company’s bank loans amounted to $551,215.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

As of September 30, 2024, two real estate properties owned by Jinshan Yao and Ke Chen’s immediate family were pledged to Bank of Chengdu for the Company’s bank loans amounted to $569,995.

A store owned by Ke Chen was pledged to one of the Company’s major suppliers for a roll-over credit limit amounted to RMB1,000,000 (approximately $141,000) with a period of five years, expiring on March 16, 2026, that can be used during the Company’s purchase transaction. Additionally, a separate roll-over credit facility of RMB2,000,000 (approximately $285,000) has been granted by this major supplier for the Company’s purchase transaction during the fiscal year ended September 30, 2025, with a term of two months and an expiring date on the 60th day following the approval of the credit facility. This credit facility was guaranteed by Ke Chen and Jinshan Yao, and pledged by one real estate property owned by Jinshan Yao and Ke Chen and one automobile owned by Ke Chen.

Lease arrangements with a related party

On August 1, 2021, the Company entered into an operating lease agreement with Ke Chen to rent an office of 485.12 square meters for annual rent of $40,486 (RMB288,000). The lease term is five years which ends on July 31, 2026.

On April 20, 2023, the Company entered into a lease agreement with Ke Chen to rent an office of 73.84 square meters for an annual rent of approximately $3,589 (RMB24,000). The lease term is five years which ends on April 19, 2028.

Note 8 – Credit facilities

Short-term loans – banks

Outstanding balances on short-term bank loans consist of the following as of March 31, 2025:

Bank Name	Maturities	Interest Rate	Collateral/Guarantee	Amount
				(Unaudited)
Bank of China	November 24, 2025	3.10%	Ke Chen and Jinshan Yao acted as co-borrower	$689,019
Bank of China	November 20, 2025	3.10%	Ke Chen and Jinshan Yao acted as co-borrower	413,411
Bank of Chengdu	December 2,2025	3.60%	Guaranteed by Ke Chen and Jinshan Yao	150,206
Bank of Chengdu	December 9, 2025	3.60%	Guaranteed by Ke Chen and Jinshan Yao	413,411
Rural Commercial Bank of China	April 2, 2025(Fully repaid in April 2025)	4.00%	Guaranteed by Ke Chen, Jinshan Yao and Chengdu Wuhou Small and Medium-sized Enterprise Financing Guarantee Co., Ltd.	275,607
Industrial and Commercial Bank of China	September 10, 2025	3.45%	Guaranteed by Chengdu Tiantou Financing Guarantee Co., Ltd.	545,703
Total				$2,487,357

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Outstanding balances on short-term bank loans consist of the following as of September 30, 2024:

Bank Name	Maturities	Interest Rate	Collateral/Guarantee	Amount

Bank of Chengdu	November 28, 2024 (Fully repaid in November 2024)	4.00%	Guaranteed by Ke Chen and Jinshan Yao	$155,324
Bank of Chengdu	December 18, 2024 (Fully repaid in December 2024)	4.00%	Guaranteed by Ke Chen and Jinshan Yao, and pledged by the Company’s two registered patents	427,497
Bank of China	November 28, 2024 (Fully repaid in November 2024)	3.45%	No collateral or guarantee	427,497
Rural Commercial Bank of China	April 2, 2025 (Fully repaid in April 2025)	4.00%	Guaranteed by Ke Chen, Jinshan Yao and Chengdu Wuhou Small and Medium-sized Enterprise Financing Guarantee Co., Ltd.	284,998
Industrial and Commercial Bank of China	September 10, 2025	3.45%	Guaranteed by Chengdu Tiantou Financing Guarantee Co., Ltd.	564,294
Total				$1,859,610

 Long-term loans – banks

Outstanding balances on long-term bank loans consist of the following as of March 31, 2025:

Bank Name	Maturities	Interest Rate	Collateral/Guarantee	Amount
				(Unaudited)
Weizhong Bank	December 23, 2026	10.44%	Guaranteed by Ke Chen	275,607
Bank of Chengdu	December 20, 2025	4.00%	Guaranteed by Ke Chen and Jinshan Yao and pledged by two real estate properties owned by Jinshan Yao and Ke Chen’s immediate family	551,215
				$826,822

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Outstanding balances on long-term bank loans consist of the following as of September 30, 2024:

Bank Name	Maturities	Interest Rate	Collateral/Guarantee	Amount

Bank of Chengdu	December 20, 2025	4.00%	Guaranteed by Ke Chen and Jinshan Yao and pledged by two real estate properties owned by Ke Chen, Jinshan Yao and Ke Chen’s immediate family	$569,995

Long-term loans – a third party

Outstanding balances on long-term third-party loans consist of the following as of March 31, 2025:

Bank Name	Maturities	Interest Rate	Collateral/Guarantee	Amount
				(Unaudited)
Huaneng Guicheng Trust	December 23, 2026	10.44%	Guaranteed by Ke Chen	$137,804

Interest expense pertaining to the above loans for the six months ended March 31, 2025 and 2024 amounted to $57,566 and $67,109, respectively.

Letter of guarantees – banks

As of March 31, 2025, letters of guarantee were provided by banks with an aggregate amount of $514,601 ($252,085 maturing within one year and $262,516 maturing within two years) to secure the Company’s assurance-type warranties. The letters of guarantee were pledged by restricted cash held by the Company amounted to $194,647 and third parties, that were counter guaranteed by the Company.

As of September 30, 2024, letters of guarantee were provided by banks with an aggregate amount of $348,125 ($146,845 maturing within one year and $201,280 maturing within two years) to secure the Company’s assurance-type warranties. The letters of guarantee were pledged by restricted cash held by the Company amounted to $348,399.

Note 9 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, companies are subject to 16.5% income tax or on its taxable income generated from operations in Hong Kong. On December 29, 2017, Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the Company’s Hong Kong subsidiary, Shanyou HK, the first HK$2.0 million assessable profits will be subject to an 8.25% lower tax rate and the remaining taxable income will continue to be taxed at the existing 16.5% tax rate. The two-tiered tax regime becomes effective from the assessment year of 2018 and 2019, which is on or after April 1, 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. Shanyou HK is nominated by the Company as the entity to apply the two-tiered rates among the group for the assessment years of 2025 and 2024.

PRC

WFOE and its subsidiary Shanyou HVAC are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax at a rate of 25% after appropriate tax adjustments.

Significant components of the provision for income taxes are as follows:

	For the Six Months Ended
	March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Current	$5,425	$95,699
Deferred	(39,494)	41,685
Provision for income taxes	$(34,069)	$137,384

Income tax expense reconciliation are as follows:

	For the Six Months Ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Loss (income) before income tax	$(402,884)	$525,044
Cayman Islands statutory income tax rate	0%	0%
Income tax calculated at statutory rate	—	—
(Increase) decrease in income tax expense resulting from:
Rate differences in various jurisdictions	(43,629)	131,417
Tax effect of non-deductible expenditure	49,054	(35,718)
Deferred income tax (benefits) expense	(39,494)	41,685
Income tax (benefits) expense	$(34,069)	$137,384

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities of the Company as of the date as stated therein:

Deferred tax assets – China

Significant components of deferred tax assets were as follows:

	March 31, 2025	September 30, 2024
	(Unaudited)
Allowance for credit losses	$60,697	$30,716
Impairment	162,425	168,428
Accrued expenses	78,768	72,338
Deferred tax assets, net	$301,890	$271,482

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Allowance for credit losses and impairment must be approved by the Chinese tax authority prior to being deducted as an expense item on the tax return. Accrued expenses also caused the temporary difference and can be deducted as an expense item on the tax return when actually paid by the Company.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2025 and September 30, 2024, the Company did not have any significant unrecognized uncertain tax positions.

Taxes payable consist of the following:

	March 31, 2025	September 30, 2024
	(Unaudited)
VAT taxes payable	$526,985	$534,210
Income taxes payable	1,108,823	1,256,580
Other taxes payable	11,375	11,600
Totals	$1,647,183	$1,802,390

Note 10 – Concentration and risks

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage for cash deposits of each bank is RMB500,000. As of March 31, 2025, cash and restricted cash balance of RMB14,328,291 ($1,974,490) was deposited with financial institutions located in China, of which RMB12,610,367 ($1,737,755) was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company is also exposed to risk from its accounts receivable, contract assets, and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Foreign exchange risk

Substantially all of the Company’s expense transactions are denominated in RMB and substantially all of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions to obtain short-term funding or commercial factoring companies in exchange for cash flow from accounts receivables for certain project, or obtain financial support from the Company’s related parties and shareholders to resolve the liquidity shortage.

Interest rate risk

The Company is exposed to interest rate risk as there were short-term and long-term loans outstanding. Although interest rates for the Company’s loans are about fixed for the terms of the loans, and interest rates are subject to change upon renewal.

Customer concentration risk

For the six months ended March 31, 2025, three customers accounted for 27.0%, 22.6% and 16.1% of the Company’s total revenues. For the six months ended March 31, 2024, two customers accounted for 21.2%, 15.2% and 11.0% of the Company’s total revenues.

As of March 31, 2025, two customers accounted for 22.4% and 13.6% of total balance of accounts receivable. As of September 30, 2024, two customers accounted for 21.9% and 13.7% of total balance of accounts receivable.

Vendor concentration risk

For the six months ended March 31, 2025, one vendor accounted for 57.2% of the Company’s total purchases. For the six months ended March 31, 2024, one vendor accounted for 50.5% of the Company’s total purchases.

As of March 31, 2025, one vendor accounted for 17.8% of the total balance of accounts payable. As of September 30, 2024, three vendors accounted for 28.6%, 22.8% and 10.5% of the total balance of accounts payable.

Note 11 – Shareholders’ equity

Ordinary shares

WF was established under the laws of Cayman Islands on March 2, 2023. The authorized number of ordinary shares is 500,000,000 with a par value of US$0.0001. The issued and outstanding number of ordinary shares is 100,000.

In November 2023, the shareholders of the Company and the Board of Directors of the Company approved a subdivision of each of the issued and unissued shares with a par value of US$0.0001 each into 100 shares with a par value of US$0.000001 each (the “Share Subdivision”), such that immediately following the Share Subdivision, the authorized share capital of the Company became US$50,000 divided into 50,000,000,000 ordinary shares of par value US$0.000001 each, and the issued and outstanding number of ordinary shares became 10,000,000. Upon completion of the Share Subdivision, 1,000,000,000 authorized but unissued ordinary shares with a par value of US$0.000001 each were re-designated and re-classified as 1,000,000,000 preference shares with a par value of US$0.000001 each (the “Re-designation”), such that immediately following the Re-designation, the authorized share capital of the Company became US$50,000 divided into (i) 49,000,000,000 ordinary shares of a par value of US$0.000001 each and (ii) 1,000,000,000 preference shares of a par value of US$0.000001 each.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Following the Share Subdivision and Re-designation and on the same day, the shareholders of the Company surrendered an aggregate of 4,500,000 ordinary shares with a par value of US$0.000001 to the Company for no consideration, with the shareholding ratio among the shareholders remaining unchanged. Following the share surrender, the issued and outstanding number of ordinary shares became 5,500,000.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Shanyou PRC Subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Shanyou PRC Subsidiaries.

Shanyou PRC Subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their respective registered capital. In addition, Shanyou PRC Subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at their discretion. Shanyou PRC Subsidiaries may allocate a portion of their respective after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange. As of March 31, 2025 and September 30, 2024, the Company collectively attributed $186,225 and $186,225 of retained earnings for their statutory reserves, respectively.

As a result of the foregoing restrictions, Shanyou PRC Subsidiaries are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Shanyou PRC Subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. As of March 31, 2025 and September 30, 2024, amounts restricted are the paid-in-capital of Shanyou PRC Subsidiaries, which amounted to $2,121,581 and $2,121,581, respectively.

Note 12 – Leases

Lease commitments

The Company has entered into two non-cancellable operating lease agreements with related parties, one of which is an operating lease agreement for office space expiring on July 31, 2026 and the other is an irrevocable operating lease agreement for office space expiring on April 19, 2028. The Company accounts for the office leases in accordance with ASC 842. These office leases were classified as operating at inception of the leases. Operating leases result in recognition of right-of-use assets and lease liabilities on the balance sheet. Right-of-use assets and operating lease liabilities are recognized based on the present value of lease payments over the lease terms of the adoption date of October 1, 2020 or commencement date, whichever is earlier. The leases did not provide an explicit or implicit rate of return, the Company determined incremental borrowing rate based on the local banks in PRC at the commencement date in determining the present value of lease payments on the individual lease basis. The incremental borrowing rate for a lease was the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments for the asset under similar term. The lease does not contain any residual value guarantees or material restrictive covenants. Lease expense for the lease is recognized on the straight-line basis over the lease term which this Company estimated to be 5 years.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Operating lease expenses consist of the following:

	For the Six Months Ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Operating lease cost	$19,583	$19,649

Other information about the Company’s leases is as follows:

	March 31, 2025	September 30, 2024
	(Unaudited)
Weighted-average remaining term in years
Operating leases	1.59	2.06
Weighted-average discount rate
Operating leases	10.80%	10.80%
Right-of-use assets obtained in exchange for new operating lease liabilities	$—	$—
Right-of-use assets derecognized for termination of operating lease liabilities	$—	$—

 The following table sets forth the Company’s minimum lease payments in future periods as of March 31, 2025:

Twelve months ending March 31,	Lease payment
(Unaudited)
2026	$42,995
2027	13,229
2028	3,307
Thereafter	—
Total lease payments	59,531
Less: discount	4,269
Present value of lease liabilities	$55,262

As of March 31, 2025, the Company’s minimum short term lease payments due within one year amounted to $42,995.

Note 13 – Commitments and contingencies

Contingencies

Legal

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the unaudited condensed consolidated financial statements.

Note 14 – Segment information

The Company follows ASC 280, Segment Reporting, which requires companies to disclose segment data based on how management makes decision about allocating resources to each segment and evaluating their performances. The Company’s chief operating decision-makers (i.e., the Company’s chief executive officer and her direct reports, including the Company’s chief financial officer) review financial information presented on a consolidated basis, accompanied by disaggregated information about revenues, cost of revenues, and gross profit by business lines for purposes of allocating resources and evaluating financial performance. There are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. In addition, all of the Company’s revenues are derived solely from the PRC. Based on qualitative and quantitative criteria established by ASC 280, the Company considers itself to be operating within one reportable segment.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Disaggregated information of revenues, cost of revenues and gross profit by business lines are as follows:

	For the Six Months Ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Revenue - projects	$8,148,629	$1,756,987
Revenue - products	471,144	978,015
Revenue - services	129,172	123,542
Total revenues	$8,748,945	$2,858,544

	For the Six Months Ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Cost of revenue – projects	$7,743,337	$1,140,400
Cost of revenue – products	400,783	767,953
Cost of revenue – services	116,022	123,697
Total cost of revenues	$8,260,142	$2,032,050

	For the Six Months Ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Gross profit - projects	$405,292	$616,587
Gross profit - products	70,361	210,062
Gross profit - services	13,150	(155)
Total gross profit	$488,803	$826,494

Note 15 – Subsequent events

On April 2, 2025, 1,400,000 ordinary shares of a par value of $0.000001 each were issued at a price of $4.00 per share on the Nasdaq Capital Market. The proceeds of $1 representing the par value, were credited to the Company’s ordinary shares. The remaining proceeds of $5,599,999 before deducting underwriting discounts and offering expenses were credited to the additional paid in capital.

On April 2, 2025, the Company entered into ordinary shares purchase warrant (the “IPO Representative Warrant”) and issued representative warrants for the purchase of an aggregate number of 70,000 ordinary shares with the purchase price of $4.00 per ordinary share under the IPO Representative Warrant. As of the date of this report, no IPO Representative Warrant were exercised.

The Company has evaluated the impact of events that have occurred subsequent to March 31, 2025, through the date the unaudited condensed consolidated financial statements were available to issue, and concluded that in addition to the event detailed elsewhere in this report, no subsequent events have occurred that would require recognition in the unaudited condensed consolidated financial statements or disclosure in the notes to the unaudited condensed consolidated financial statements.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 16 – Condensed financial information of the parent company

The Company performed a test on the restricted net assets of the consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiary did not pay any dividend to the Company for the periods presented herein. For the purpose of presenting parent-only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “share of income of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2025 and September 30, 2024.

PARENT COMPANY BALANCE SHEETS

	March 31, 2025	September 30, 2024
	(Unaudited)
ASSETS
OTHER ASSETS
Investment in subsidiaries	$3,386,474	$3,609,253
Deferred IPO costs	861,698	843,099
Total assets	4,248,172	4,452,352

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Other payables	7,889	7,889
Due to related parties	286,491	60,000
Total liabilities	294,380	67,889

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.000001 par value, 49,000,000,000 shares authorized, 5,500,000 shares issued and outstanding as of March 31, 2025 and September 30, 2024, respectively*	6	6
Preference shares, $0.000001 par value, 1,000,000,000 shares authorized, no shares issued and outstanding as of March 31, 2025 and September 30, 2024, respectively*	—	—
Additional paid-in capital	2,860,566	2,860,566
Statutory reserves	186,225	186,225
Accumulative profits	1,150,922	1,519,737
Accumulated other comprehensive loss	(243,927)	(182,071)
Total shareholders’ equity	3,953,792	4,384,463

Total liabilities and shareholders’ equity	$4,248,172	$4,452,352

* Shares and per share data are presented on a retroactive basis to reflect the reorganization (Note 1) and the Share Subdivision, Re-designation and the share surrender effected on November 3, 2023 (Note 11).

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Six Months Ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
OTHER (EXPENSE) INCOME
Equity (loss) income of subsidiaries	$(160,923)	$387,660
General and administrative expenses	(207,892)	—
Total other (expense) income, net	(368,815)	387,660

NET (LOSS) INCOME	(368,815)	387,660
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(61,856)	24,166
COMPREHENSIVE (LOSS) INCOME	$(430,671)	$411,826

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Six Months Ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(368,815)	$387,660
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Equity (loss) income of subsidiaries	160,923	(387,660)
Changes in operating assets and liabilities:
Due to related parties	207,892	—
Net cash used in operating activities	—	—

CHANGES IN CASH	—	—

CASH AND RESTRICTED CASH, beginning of the period	—	—

CASH AND RESTRICTED CASH, end of the period	$—	$—